 Exhibit 99.1

First Mining Provides Update on Temporary Winter Road

  First Mining Receives Important Safety Permits for Temporary Winter Road at Springpole Exploration Camp
  Cat Lake First Nation Notifies First Mining of its Intention to Challenge MNRF's Issuance of the Permits and Interim Interim Stay Issued

VANCOUVER, BC, Feb. 26, 2024 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) announces that it has received construction permits for a  temporary winter road (the "Temporary Winter Road") to the Springpole Gold Project exploration camp site ("Exploration Camp") by the Ontario Ministry of Natural Resources and Forestry ("MNRF") on February 9, 2024, which would allow for the safe transport of supplies and people overland.

On February 21, 2023, First Mining received notice from litigation counsel to Cat Lake First Nation ("CLFN") that it intends to challenge the permits issued to First Mining. The lawyers for First Mining, MNRF and CLFN met on February 23, for a scheduling hearing at which the judge issued an interim interim order staying the authorization of MNRF, pausing the Temporary Winter Road construction activities.

The permits allow for the construction of an 18 km Temporary Winter Road from the end of the existing Wenasaga forestry road to the Exploration Camp. First Mining requested the authorization early in 2023 after reviewing Exploration Camp re-supply options that would significantly reduce the risks to employees, contractors and the environment.

"Warm winter conditions are impacting all who live and operate in the north," stated Dan Wilton, CEO of First Mining.  "This Temporary Winter Road will allow First Mining to keep its focus on operating in a safe and environmentally responsible manner.  While it is disappointing that CLFN has chosen to oppose these important, temporary safety activities, First Mining continues to listen to the concerns of Indigenous communities and is always willing to meet with community leaders to discuss these and any other matters regarding our activities in their traditional territories."

Background

First Mining has been operating the Exploration Camp since 2015.  The Exploration Camp is located in a remote area of northwestern Ontario with no access by road.  Since 2015, the Exploration Camp has been re-supplied during the winter months using an ice road that travels 40 km of which 34 km is over ice and 21 km over Birch Lake.  In recent years, several accidents have been recorded involving vehicles breaking through the ice.

Since 2015, First Mining has committed significant resources to engagement and consultation efforts with the Indigenous communities around the Exploration Camp.  First Mining has always maintained an open door to the leadership of Indigenous communities to work together to understand potential impacts on Indigenous rights and the traditional land users around the Exploration Camp.

Over the past year, First Mining has proactively engaged with Indigenous Communities to discuss concerns about warm winter conditions and the increasing dangers of transporting fuel and other supplies across the ice-road.  The Temporary Winter Road will be operated seasonally, ensuring minimal interference to the environment and traditional land use practices.  First Mining remains committed to collaborating with all Indigenous communities in the area.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet Project in Quebec, a PEA stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region.  First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with FireFly Metals Ltd), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.
Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation:; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approval for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC and on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 26-FEB-24